UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On September 6, 2023, SMX (Security Matters) Public Limited Company (the “Company”) consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) dated as of September 5, 2023 (the “Effective Date”) and issued and sold to an institutional investor (the “Investor”) a promissory note with a fixed conversion price of $1.6378 (the “Note”) and warrants (collectively, the “Warrants”), for gross proceeds to SMX of approximately US$2.5 million, before deducting fees and other offering expenses payable by the Company to their service providers.

The Company intends to use the net proceeds from the sale of the Note for working capital and general corporate purposes, including for the further rollout of its technology in its major segments of gold, silver, steel, aluminum, and cobalt, among other growth purposes.

The Note, dated as of the Effective Date, is in the principal amount of $4,290,000 (the “Principal Amount”). The actual amount loaned by the Investor pursuant to the Note is $2,574,000 after a 40% original issue discount. The maturity date of the Note is the 12-month anniversary of the Effective Date, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year from the Effective Date and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise.

The Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a fixed conversion price of $1.6378 per share, subject to customary adjustments as provided in the Note including for fundamental transactions. Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Note into Ordinary Shares; provided that in no case shall the Company so convert the Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the Investor of Ordinary Shares in excess of 4.99%.

Pursuant to the Purchase Agreement, the Investor agreed to reinvest 50% of any realized Net Profit (as defined in the Purchase Agreement) directly into Company.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note, which entitle the Investor, among other things, to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the Note. Any principal amount or interest on the Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment multiplied by 150%, as well as all costs of collection.

The Purchase Agreement and the Note contains restrictions on the Company’s ability to enter into any transaction with a Variable Security (as defined in the Note) component, as well as other restrictions on and covenants by the Company, all as described in the Note and the Purchase Agreement.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor. It further grants to the Investor certain rights of participation and first refusal, and certain most-favored nation rights, all as set forth in the Purchase Agreement and the Note.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Company issued two Warrants to the Investor, an “A” Warrant and a “B” Warrant. The A Warrant for 3,929,051 Ordinary Shares has an exercise price of $0.0022 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. The B Warrant for 2,619,367 Ordinary Shares has an exercise price of $1.6378 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. The exercise of the Warrants are subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. In the event of the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrants, the Company would be obligated to pay a “Buy-In” amount pursuant to the terms of the Warrants.

The Company further entered into a Registration Rights Agreement with the Investor, pursuant to which the Company agreed to register for resale all of the Ordinary Shares underlying the Note and the Warrants (the “Registration Rights Agreement”).

The Note and Warrants were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation D promulgated thereunder and, along with the Ordinary Shares of the Company underlying such securities, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Note, the Warrants and underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company paid to EFHutton, division of Benchmark Investments, LLC, approximately $155,000 in cash fees pursuant to the Company’s existing agreement with EFHutton, division of Benchmark Investments, LLC, in relation to the transactions contemplated by the Purchase Agreement.

The foregoing is a brief description of the Purchase Agreement, the Note, the Warrants and the Registration Rights Agreement, and is qualified in its entirety by reference to the full text of such documents.

Exhibit Number	Description
4.1	Form of A Warrant
4.2	Form of B Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Promissory Note
10.3	Form of Registration Rights Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 6, 2023

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer